
October 31, 2017

Jason Mudrick
Chief Executive Officer
Mudrick Capital Acquisition Corporation
527 Madison Avenue, 6th Floor
New York, NY 10022

> **Re: Mudrick Capital Acquisition Corporation**
> **Draft Registration Statement on Form S-1**
> **Submitted October 4, 2017**
> **CIK No. 0001718405**

Dear Mr. Mudrick:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Cover Page

1. Your cover page is overly detailed and difficult to read. Please revise and confirm that the cover page will be printed in 10-point type or larger.

2. Please clarify that your sponsor is your initial stockholder.

Summary, page 1

3. Please delete the second sentence. The summary should be a complete summary.

Business Strategy, page 4

4.   We note your discussion that post-restructured companies can provide an attractive investment opportunity. Please balance this discussion with a brief description of any difficulties or risks associated with investing in distressed companies.

Corporate Information, page 8

5.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Founder shares, page 13

6.   We note your disclosure that the number of founder shares issued to the sponsor was determined based on the expectation that such founder shares would represent 20% of the outstanding shares upon completion of this offering and that you assume that the sponsor does not purchase any units in the offering. Please disclose whether the sponsor or any officer or director intends to purchase any units in the offering. If so, please revise your disclosure to disclose such intention and how this might affect the ownership percentage held by the sponsor, officer or director upon completion of the offering. Please also disclose that you will effect a stock dividend or share contribution prior to the offering should the size of the offering change in order to maintain such ownership percentage.

Summary Financial Data, page 29

7.   Your Summary Financial Data table includes an "as adjusted" column which is not contemplated by Item 3-01 of Regulation S-K. Further, the calculation of these "as adjusted" amounts are not easily discernible from your footnote explanations. Given that your Capitalization Table already includes "as adjusted" amounts, please consider removing this column from your Summary Financial Data table.

Risk Factors
In evaluating a prospective target business for our initial business combination..., page 54

8.   Please clarify the reasons why the sponsor may fail to fund the purchase price for the forward purchase securities. Please also disclose the circumstances under which the sponsor may terminate the forward purchase contract.

Jason Mudrick
Mudrick Capital Acquisition Corporation
October 31, 2017
Page 3

You may contact Bonnie Baynes at (202) 551-4924 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at (202) 551-6761 or Erin Jaskot at (202) 551-3442 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Stuart Neuhauser